May 10, 2017

Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:      Venator Materials Corp.

            Amendment No. 3 to Form 10-12B

            Filed March 14, 2017

            File No. 001-37934

Ladies and Gentlemen:

Set forth below are the responses of Venator Materials Corporation (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 24, 2017, with respect to Amendment No. 3 to Form 10-12B, File No. 001-37934, filed with the Commission on March 14, 2017 (the “Form 10” and such amendment, “Amendment No. 3”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 4 to the Form 10 (“Amendment No. 4”), including a revised Information Statement filed as Exhibit 99.1 thereto (as revised, the “Information Statement”). For your convenience, we will hand deliver three full copies of Amendment No. 4, as well as three copies of Amendment No. 4 marked to show all changes since the filing of Amendment No. 3.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Amendment No. 3 unless otherwise specified.

General

1.                                      Please file all outstanding exhibits with your next amendment.

RESPONSE:         We acknowledge the Staff’s comment and respectfully submit that we are continuing to work on the draft agreements to be filed as exhibits to the Form 10 and will file them with a subsequent amendment.  We acknowledge that the Staff will need adequate time to review and comment on our exhibits prior to declaring the Form 10 effective.

Securities and Exchange Commission

May 10, 2017

Management’s Discussion and Analysis, page 81

Restructuring, Impairment and Plant Closing Costs, page 97

2.                                      We note your response and updated disclosures related to comment number 1 in our letter dated January 31, 2017. Please clarify whether the programs that delivered the more than $200 million of annual cost savings have been completed. To the extent they have not been completed, please clarify whether a portion of the $200 million of annual cost savings is still to be achieved or whether the Company is expecting additional cost savings. In that regard, we note your disclosures on page F-27 that you expect to incur additional charges related to the comprehensive restructuring program to improve the global competitiveness of the Titanium and Performance Additives divisions and the restructuring of the color pigments businesses through the end of 2017. Furthermore, please clarify what you mean by your statement that the cost reductions for the 21 projects were reconciled to the overall changes in the cost structure of your business to ensure that the claimed cost reductions were related to the restructuring and integration efforts. In providing your response, please specifically elaborate on the time periods considered related to the overall changes in the cost structure of the Company and how that consideration was incorporated in your analysis. Finally, please tell us if any specific adjustments were made in your assumption of the Rockwood acquisition on a pro forma basis as of January 1, 2013 given that the relevant market, competitive, and economic conditions may have been different prior to the actual acquisition of Rockwood on October 1, 2014.

RESPONSE:         We acknowledge the Staff’s comment and respectfully advise the Staff that the programs initiated in December 2014 to deliver more than $200 million of annual cost savings are substantially complete. The only element still in progress is the restructuring of our Color Pigments business which will be completed in 2017 for an estimated incremental cash benefit of approximately $10 million per annum following completion.  The additional charges noted on page F-20 of the Information Statement relate to this last element of the restructuring program. However, the overall program over-delivered against the original plan and more than $200 million of annual cost reductions had already been achieved for the year ended December 31, 2016 relative to the year ended December 31, 2014 pro forma for the Rockwood Acquisition as though it occurred on January 1, 2014.  We have revised the Information Statement on pages 7, 8, 10, 35, 106, 115, 117 and 118  to clarify that the over $200 million of annual benefits were achieved in fiscal year 2016 relative to pro forma 2014 as described above.

With respect to our statement that “the cost reductions for the 21 projects were reconciled to the overall changes in the cost structure of our business to ensure that the claimed cost reductions were related to the restructuring and integration efforts”, we compared the overall change in the businesses’ total cash cost (as defined as Revenue minus Adjusted EBITDA)  for the year ended December 31, 2014 pro forma for the Rockwood Acquisition as though it occurred on January 1, 2014 compared to the period after the program was initiated in December 2014 and separately tracked cost reductions during that period specifically attributable to each of the 21 projects versus market forces or other reasons. This calculation of the overall change in businesses’ total cash cost is summarized below:

Securities and Exchange Commission

May 10, 2017

(in millions)
Pro Forma Year Ended December 31, 2014
Revenue	$2,875
Adjusted EBITDA	$225
Total cash costs	$2,350
Year Ended December 31, 2016
Revenue	$2,309
Adjusted EBITDA	$130
Total cash costs	$2,179

Reduction in cash costs	$471

Of the overall reduction in costs from pro forma 2014 to 2016, we have identified $234 million of the cost savings in 2016 that were attributable to the cost reduction program, with the remainder of the 2016 cost savings mainly due to lower market prices for raw materials, foreign exchange rate movements and lower sales volumes partially offset by fixed cost inflation. All of these factors were excluded from the quantification of the cost reduction program benefits.  We have removed references to 2013 as a benchmark year and referenced only 2014 as a benchmark year in Amendment No. 4.   We believe that 2014 is the appropriate benchmark year to compare our 2016 costs against given the restructuring programs commenced in December 2014.  We did not make any specific adjustments related to economic conditions in calculating our 2014 benchmark pro forma for the assumption of the Rockwood acquisition.

Note 1. Description of Business, Recent Developments, Basis of Presentation and Summary of Significant Accounting Policies, F-11

3.                                      We note your disclosure that in February 2017, Huntsman filed suit against the legacy owner and certain former executives of Rockwood, primarily as a result of the failure of new technology that Huntsman acquired in its acquisition of Rockwood. Furthermore, we note that Huntsman is seeking various compensatory reliefs, restitution and potential rescission of the Rockwood acquisition and if rescission is not feasible, rescissory damages. It appears that the Rockwood acquisition would be a significant part of the spin-off from Huntsman and that rescission of the acquisition as a potential outcome of the suit is a known material uncertainty that could have a significant negative impact on Venator’s financial position, operations and cash flows. As such, please expand your disclosures in your MD&A section to include the potential impact of the rescission on the spin off from Huntsman. Your disclosures should include the total assets, revenues, income from operations and operating cash flows attributable to the Rockwood entities that would ultimately be part of the Venator spin off for all periods presented in order for an investor to understand the potential impact the rescission may ultimately have. Please see Item 303(a)(1) and Item 303(a)(3) of Regulation S-K. See also Section 501.12 and 501.13 of the Financial Reporting Codification.

Securities and Exchange Commission

May 10, 2017

RESPONSE:         We acknowledge the Staff’s comment and respectfully advise the Staff that we continue to evaluate the impact on us of Huntsman’s suit against the legacy owner and certain former executives of Rockwood, including the requested relief of rescission, and we will provide further disclosure regarding such potential impact in a subsequent amendment.

Note 18. Income Taxes, page F-32

4.                                      We note your response and updated disclosures related to our comment number 10 in our letter dated January 31, 2017. Based on your response and updated narrative disclosures, it appears that Venator has tax-effected NOLs of $496 million as of December 31, 2016 for which $302 million have a full valuation allowance and $83 million of tax-effected NOLs have a partial valuation allowance of $64 million. Therefore, it appears that the Company would have a total of $366 million in valuation allowances attributable to your tax effected NOLs. Your disclosure related to the components of your deferred income tax assets and liabilities on page F-34 suggests that Venator had a valuation allowance of $324 million as of December 31, 2016. As such, please provide us with an understanding of the differences impacting both these disclosures.

RESPONSE:         We acknowledge the Staff’s comment and respectfully advise the Staff the difference in the disclosures is that the paragraph in question is specifically referring only to the tax-effected NOL deferred tax assets (which the inclusion of the phrase “before deferred tax liabilities” was intended to convey), while the components of deferred tax assets and liabilities include all deferred tax assets and liabilities. In order to provide more clarity regarding the relationship of valuation allowances to the NOLs as well to as the overall net deferred tax assets (as well as to update for the latest structure and amounts), we have revised the Information Statement on page F-59 as follows:

Venator has total tax-effected NOLs of $373 million. After taking into account deferred tax liabilities, there are $216 million of valuation allowances that relate to these NOLs. Venator’s NOLs are principally located in France, Germany, Italy, Spain, the U.K. and the U.S.

Venator has total net deferred tax assets, before valuation allowance, of $398 million. Venator has a full valuation allowance on net deferred tax assets of $247 in the following countries: France, Italy, Spain, South Africa, and the U.K. Venator also has net deferred tax assets of $161 million, not subject to valuation allowances, in Canada, Finland, Malaysia, and Germany, and net deferred tax liabilities of $10 million in the U.S.

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Securities and Exchange Commission

May 10, 2017

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

VENATOR MATERIALS CORPORATION

		By:	/s/ Russ R. Stolle
		Name:	Russ R. Stolle
		Title:	Senior Vice President, General Counsel and
Chief Compliance Officer

cc:	Simon Turner (Venator Materials Corporation)
Sarah K. Morgan (Vinson & Elkins L.L.P.)